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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 53459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Investment Advisers Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Bayshore Blvd ste 960
(No. and Street)

Tampa	Fl	33606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dwight Darby & Company
(Name – *if individual, state last, first, middle name*)

611 South Magnolia Avenue	Tampa	Florida	33606-2744
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F Giles Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Investment Advisers, Inc, as of December 31st, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Florida Investment Advisers

Title

Carla J. Belliveau

Notary Public

CARLA J. BELLIVEAU
MY COMMISSION #DD792204
EXPIRES: JUN 23, 2012
Bonded through 1st State Insurance

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON EXAMINATION

OF

FLORIDA INVESTMENT ADVISERS, INC.

TAMPA, FLORIDA

DECEMBER 31, 2008

DwightDarby&Company
Certified Public Accountants

February 17, 2009

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have completed an examination of Florida Investment Advisers, Inc. in accordance with rule 17a-5 under the Securities Exchange Act of 1934.

The attached report of our examination, which was performed as of December 31, 2008, is presented in two parts:

Part I - Report on Examination of Financial Statements

Part II - Report on Internal Control

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF
THE TAMPA BANKING COMPANY)
TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2008 AND 2007

CONTENTS

DwightDarby&Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 17, 2009

Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Florida Investment Advisers, Inc. (FIA), a wholly owned subsidiary of The Tampa Banking Company, as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of FIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisers, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail cpa@dwightdarby.com • www.dwightdarby.com

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS		
Cash and cash equivalents	$ 1,481,362	$ 919,212
Investment securities held to maturity, at cost	-	498,360
Fees and commissions receivable	99,658	198,706
Deposit with clearing organization	100,000	100,000
Antiques and software, net of accumulated amortization of $8,822 and $5,650, respectively	33,734	34,204
Property and equipment, net of accumulated depreciation of $159,850 and $117,856, respectively	173,939	33,510
Deferred income taxes	-	3,817
Prepaid expenses	36,398	31,105
Total assets	$ 1,925,091	$ 1,818,914
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 211,712	$ 254,362
Income taxes payable	17,437	-
Deferred income taxes	24,135	-
Total liabilities	253,284	254,362
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized; issued and outstanding 7,500 shares	7,500	7,500
Additional paid-in capital	446,364	436,254
Retained earnings	1,217,943	1,120,798
Total stockholder's equity	1,671,807	1,564,552
	$ 1,925,091	$ 1,818,914

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31,	
	2008	2007
REVENUES		
Brokerage income	$ 1,579,530	$ 1,435,515
Management fees	1,252,985	1,138,816
Sweep fee income	414,783	455,674
Fee income from The Bank of Tampa trust department	202,552	191,944
Interest and dividend income	22,662	44,290
Commissions on life insurance sales	1,132	8,176
Other income	-	35,000
Total revenues	3,473,644	3,309,415
EXPENSES		
Salaries, commissions and related expenses	1,487,495	1,479,695
Administrative operating expenses	444,613	346,537
Occupancy expenses	286,918	183,159
Clearing and exchange fees	135,101	140,536
Total expenses	2,354,127	2,149,927
INCOME BEFORE PROVISION FOR INCOME TAXES	1,119,517	1,159,488
PROVISION FOR INCOME TAXES	422,372	424,084
NET INCOME	$ 697,145	$ 735,404
EARNINGS PER SHARE	$ 92.95	$ 98.05

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
	SHARES	AMOUNT			
BALANCE, DECEMBER 31, 2006	7,500	$ 7,500	$ 419,959	$ 1,110,394	$ 1,537,853
SHARE-BASED COMPENSATION	-	-	16,295	-	16,295
DIVIDENDS PAID	-	-	-	(725,000)	(725,000)
NET INCOME	-	-	-	735,404	735,404
BALANCE, DECEMBER 31, 2007	7,500	7,500	436,254	1,120,798	1,564,552
SHARE-BASED COMPENSATION	-	-	10,110	-	10,110
DIVIDENDS PAID	-	-	-	(600,000)	(600,000)
NET INCOME	-	-	-	697,145	697,145
BALANCE, DECEMBER 31, 2008	7,500	$ 7,500	$ 446,364	$ 1,217,943	$ 1,671,807

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31,	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 697,145	$ 735,404
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	45,273	18,663
Amortization of premium	-	534
Accretion of discount	(1,640)	-
Share-based compensation	10,110	16,295
Deferred income taxes	27,952	3,171
(Increase) decrease in:		
Fees and commissions receivable	99,048	(37,643)
Prepaid expenses	(5,293)	(17,323)
Increase (decrease) in:		
Accounts payable and accrued expenses	(42,650)	108,042
Income taxes payable	17,437	(23,729)
Total adjustments	150,237	68,010
Net cash provided by operating activities	847,382	803,414
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investment securities held to maturity	(500,000)	(1,500,000)
Proceeds from maturities of investment securities held to maturity	1,000,000	1,500,000
Purchases of software	(2,702)	-
Purchases of property and equipment	(182,530)	(3,999)
Net cash provided by (used in) investing activities	314,768	(3,999)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(600,000)	(725,000)
Net cash used in financing activities	(600,000)	(725,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	562,150	74,415
CASH AND CASH EQUIVALENTS - BEGINNING	919,212	844,797
CASH AND CASH EQUIVALENTS - ENDING	$ 1,481,362	$ 919,212
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 372,026	$ 446,045

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Florida Investment Advisers, Inc. (FIA) was incorporated on May 30, 1995 in the State of Florida. FIA's principal business is to provide investment supervisory services and broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is a member of the Financial Industry Regulatory Authority. FIA is a wholly owned subsidiary of The Tampa Banking Company (Company), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a bank holding company.

Income Recognition - Management fees, sweep fee income, brokerage income and other fees are recorded as earned and when collection is reasonably assured.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of cash and interest bearing money market accounts with maturities of three months or less. For purposes of the statements of cash flows, all highly liquid investments are considered to be cash equivalents.

Investment Securities - Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. FIA has the positive intent and ability to hold these securities to maturity, which in most cases is less than one year. Fair value approximated cost for held to maturity securities.

Interest on securities, including amortization of premiums and accretion of discounts, are included in interest income using the interest method over the period to maturity.

Receivables - Receivables are carried at their estimated collectible amounts and credit is generally extended on a short-term basis; thus receivables do not bear interest. Receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

FIA uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Receivables are charged against the allowance account when such receivables are deemed to be uncollectible.

There was no allowance for bad debts for the years ending December 31, 2008 and 2007.

Property and Equipment - FIA's property and equipment are stated at cost less accumulated depreciation. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense has been computed using the straight-line method over the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation - The Company maintains performance incentive plans under which incentive options are granted primarily to certain officers and key employees of FIA. FIA expenses employee share-based compensation as required by Statement of Financial Accounting Standards (SFAS) No. 123(R) using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. The fair value at grant date of share-based compensation is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized using the straight-line method over the share-based compensation vesting period.

Income Taxes - The provision for income taxes charged against earnings relates to all items of revenue and expense recognized for financial accounting purposes during each of the years. The actual current tax liability may be less than the charge against earnings due to the effect of timing differences between financial and tax accounting, resulting in deferred income taxes. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." FIA adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as of January 1, 2008. There are no uncertain tax positions that result in an unrecognized tax benefit as of December 31, 2008.

FIA files a consolidated tax return with the Company and The Bank of Tampa (Bank), an entity affiliated with FIA through common ownership. The provision for income taxes in FIA's Statements of Income has been allocated on the basis of what their expense would have been if they filed separately.

Concentrations of Credit Risk - Financial instruments which potentially subject FIA to concentrations of credit risk consist principally of cash and cash equivalents. FIA places its cash and temporary cash investments with high quality financial institutions.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs - All of the FIA's advertising costs are nondirect-response costs and are expensed as incurred. Advertising costs for the years ended December 31, 2008 and 2007 were $925 and $6,269, respectively.

Reclassifications - Certain amounts on the 2007 financial statements were reclassified to conform with the 2008 presentation.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2008 and 2007, property and equipment consisted of the following:

	2008	2007
Furniture and equipment	$ 287,322	$ 126,140
Leasehold improvements	46,467	25,226
	333,789	151,366
Less accumulated depreciation	159,850	117,856
	$ 173,939	$ 33,510

NOTE 3 - EMPLOYEE BENEFIT PLANS

FIA has adopted the Employee Stock Ownership Plan (ESOP), 401(k) Plan and the 2000 Employee Incentive Stock Option Plan (2000 ISO) and the 2006 Stock Incentive Plan (2006 ISO) of the Company. All of these plans are typical in nature and are more fully described in the individual plan documents.

Employee Stock Ownership Plan - The Company has an ESOP which covers substantially all full-time employees of FIA. The annual contribution to the ESOP is determined by the Board of Directors of the Company. The contribution expense was $41,731 and $49,500 for the years ended December 31, 2008 and 2007, respectively. On August 18, 1995, a favorable ruling from the Internal Revenue Service on the ESOP's tax-exempt status was obtained.

At December 31, 2008, 167,822 shares of Company stock are held by the Employee Stock Ownership Trust, which was established to fund the ESOP.

Employer contributions are allocated among the accounts of Company participants entitled in the ratio which their adjusted compensation is to total adjusted compensation of all participants. Adjusted compensation is total remuneration paid to the participant each year plus any deferred under the 401(k) Plan up to limits prescribed by the Internal Revenue Code (IRC).

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

401(k) Plan - The 401(k) Plan covers all employees with three months of service and over 21 years of age. Participants may contribute up to 90% of their salary subject to limits prescribed by the 401(k) Plan and the IRC. FIA may make discretionary matching or profit sharing contributions at year end. FIA contributed $20,235 and $18,985 to the 401(k) Plan for the years ended December 31, 2008 and 2007, respectively.

Employee Incentive Stock and Restricted Stock Award Option Plans - The 2000 ISO covers eligible employees of FIA. The annual award is determined by the Board of Directors of the Company and cannot exceed 300,000 shares in the aggregate. Options granted become vested and exercisable at 25% per year, commencing on the first anniversary of the effective date of the grant and each anniversary thereafter. Options must be exercised within 10 years after granted. The related shares are considered issued and outstanding when exercised for accounting purposes. On December 13, 2005, the Board of Directors approved an amendment to the 2000 ISO allowing all options issued to employees prior to January 1, 2006 to be fully vested as of December 13, 2005, except for those options that would cause the holder to vest total exercise value in excess of $100,000 during 2005.

Effective October 19, 2006, the Company adopted the 2006 ISO covering eligible employees of FIA. The annual award determined by the Board of Directors of the Company, cannot exceed 250,000 authorized and unissued shares or treasury shares, in the aggregate, and includes Incentive Stock Options, Nonqualified Stock Options, Restricted Shares, Stock Appreciation Rights, Performance Shares and Performance Units. For the years ended December 31, 2008 and 2007, Incentive Stock Options were issued resulting in share-based compensation expense of $13,860 and $12,545, respectively.

An award of 150 performance-based Restricted Shares was made during the year ended December 31, 2007. The Restricted Share Award is subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Restricted Share Award cliff vests over a three-year period (2007-2009) only if the Company has achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. For the year ended December 31, 2007, share-based compensation expense of $3,750 was incurred related to the performance-based Restricted Share Award. However, during 2008, it was

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

determined that the performance objectives over the performance period would not be achieved. Therefore, for the year ended December 31, 2008, a credit of $3,750 was recognized to reverse the share-based compensation expense recognized for 2007 related to the performance-based restricted shares.

Each award of Stock Options expires on the earlier of the date specified in the award agreement or the expiration of ten years from the date of grant and shall be fully vested five years after the award grant date.

The following summarizes the options for the 2000 ISO and 2006 ISO for the years ended December 31, 2008 and 2007:

DECEMBER 31, 2008	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	13,350	$42.83
Granted	500	71.50
Exercised	(800)	41.88
Forfeited	-	-
Outstanding at end of year	13,050	43.99
Nonvested at beginning of year	2,335	$63.26
Granted	500	71.50
Vested	(810)	56.78
Forfeited	-	-
Nonvested at end of year	2,025	67.89

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/08	Share-Based Compensation Yet to be Recognized	Weighted-Average Remaining Contractual Life	Number Exercisable at 12/31/08	Weighted-Average Exercise Price
$33 - $75	13,050	$27,898	5.13	11,025	$39.60

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

DECEMBER 31, 2007	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	14,650	$40.79
Granted	500	75.00
Exercised	(1,800)	35.18
Forfeited	-	-
Outstanding at end of year	13,350	42.83
Nonvested at beginning of year	2,544	$58.44
Granted	500	75.00
Vested	(709)	54.24
Forfeited	-	-
Nonvested at end of year	2,335	63.26

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/07	Share-Based Compensation Yet to be Recognized	Weighted-Average Remaining Contractual Life	Number Exercisable at 12/31/07	Weighted-Average Exercise Price
$33 - $75	13,350	$29,054	6.02	11,015	$38.50

The exercise price of the options is determined by the Compensation/Benefits Committee of the Company. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model and assumptions appropriate to each plan. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. The weighted average grant date fair values of the options granted during 2008 and 2007 were based on the assumptions below:

	2008	2007
Volatility	7.86%	6.44%
Risk-free interest rate	4.91%	4.91%
Dividend yield	0.00%	0.42%
Expected lives (years)	6.3	6.3

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

	2008	2007
Income tax expense (benefit):		
Current:		
Federal	$ 334,957	$ 359,393
State	59,463	61,520
	394,420	420,913
Deferred	27,952	3,171
Provision for income taxes	$ 422,372	$ 424,084

Deferred income tax benefit arises from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences are depreciation, amortization and accrued vacation compensation. The tax effect of these temporary differences created a deferred tax liability and a deferred tax asset at December 31, 2008 and 2007, respectively.

NOTE 5 - RELATED-PARTY TRANSACTIONS

FIA has entered into agreements with the Bank for certain services and rental of office space. Pursuant to these agreements, FIA paid certain overhead expenses and rent to the Bank in the amount of $296,582 and $204,697 during the years ended December 31, 2008 and 2007, respectively. During 2008, this amount includes payments under a Revenue Sharing Agreement whereby FIA pays the Bank $10,000 per month for the Bank's networking and referral of corporate customers.

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to $36,000 plus an amount based on the percentage of the asset values in the accounts. For the years ended December 31, 2008 and 2007, $202,552 and $191,944, respectively, were received as fees. FIA manages the Bank's investment portfolio for an annual fee of $80,000.

FIA offers investment management services to officers, directors and employees of FIA and the Bank. These services are provided under the same terms and conditions as those offered to all customers. The amount of income derived from these services to related individuals is less than 2% of total revenues.

NOTE 5 - RELATED-PARTY TRANSACTIONS (Continued)

Bank employees periodically refer customers and other members of the general public to FIA and receive a solicitor fee for a qualified investment management referral. For the years ended December 31, 2008 and 2007, $4,608 and $18,396, respectively, were paid as fees.

NOTE 6 - NET CAPITAL REQUIREMENTS

FIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, FIA had net capital of $1,232,897, which was $982,897 in excess of its required net capital of $250,000. FIA's net capital ratio was .2 to 1. At December 31, 2007, FIA had net capital of $1,180,510, which was $930,510 in excess of its required net capital of $250,000. FIA's net capital ratio was .2 to 1. Accordingly, at December 31, 2008 and 2007, FIA was in compliance with the net capital requirement.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

FIA is obligated under a lease for a portion of its office space to the Bank until September 30, 2009. Rent expense is $6,014 per month through the end of the lease. The lease automatically renews annually.

During April 2008, FIA began leasing office space from an unrelated entity under a noncancelable operating lease, which expires in May 2012. Rent expense under this operating lease was $99,522 for the year ended December 31, 2008.

Future minimum rental payments required under this operating lease are as follows:

Year Ending December 31:	
2009	$ 142,445
2010	146,702
2011	151,119
2012	63,745
	$ 504,011

FIA occasionally becomes involved in various lawsuits and is subject to certain contingencies in the normal course of business. FIA's management intends to vigorously defend any claims which may be asserted.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, FIA's customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, FIA records customer transactions on a settlement-date basis, which is generally three business days after the transaction date. FIA is, therefore, exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial condition.

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2008

SUPPLEMENTAL INFORMATION

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital		
Total stockholder's equity		$ 1,671,807
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers and dealers	$ 88,746	
Property and equipment, net and antiques	204,940	
Other assets	50,043	
	343,729	
Other deductions and/or charges	70,000	
		413,729
Net capital before haircuts on securities positions (tentative net capital)		1,258,078
Haircuts on securities		
Trading and investment securities		25,181
Net capital		$ 1,232,897
Aggregate indebtedness		
Other accounts payable and accrued expenses		$ 253,284
Total aggregate indebtedness		$ 253,284
Computation of basic net capital requirement		
Minimum net capital required		$ 250,000
Excess net capital at 1,500 percent		$ 1,194,904
Excess net capital at 1,000 percent		$ 1,207,568
Ratio: Aggregate indebtedness to net capital		.2 to 1

There are no material differences from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2008).

PART II

REPORT ON INTERNAL CONTROL

DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 17, 2009

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Investment Advisers, Inc. (FIA) (a wholly owned subsidiary of The Tampa Banking Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered FIA's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of FIA's internal control. Accordingly, we do not express an opinion on the effectiveness of FIA's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA including consideration of control activites for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which FIA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FIA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dwight Darby & Company

Certified Public Accountants